UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, February 2019

Commission File Number 333-222282

RhythmOne PLC

(Translation of registrant’s name into English)

149 New Montgomery St. 4th Floor

San Francisco, CA 94105

(415) 655-1450

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of February 2019, and incorporated by reference herein, is:

Exhibit No.	Description

99.1	Recommended Offer for RhythmOne PLC by Taptica International Ltd to be Effected by means of a Scheme of Arrangement under Part 26 of the Companies Act, dated February 4, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RyhthmOne plc.

Date: February 4, 2019	By:	/s/ Mark Zorko
Mark Zorko Chief Financial Officer